RECEIVED

2007 JAN 17 A 11:

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/009/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COU

07020386

January 10, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

PRESS RELEASE

Transfer of Shareholding in Mestni Plinovodi d.o.o.

COMO, 10th January 2007 – As a follow-up to our press release of October 30th, we would like to announce that ACSM and AEM have agreed to extend the term for executing the transfer of AEM's shareholding (equal to 41.109%) in Mestni Plinovodi d.o.o. from 10 January 2007 to 28 February 2007.

The term is extended for the sole purpose of permitting completion of the formalities required for the transfer, also in compliance with Slovenian law.

For further information:
Investor Relations Aem S.p.A.
tel. (39) 027720.3879
ir@aem.it